Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to incorporation by reference in the Registration Statement (No3 033-52877) on Form S-8 of ArcBest Corporation of our report dated June 28, 2017, with respect to the statements of net assets available for benefits of the ArcBest 401(k) and DC Retirement Plan for the years ended December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016, Annual Report on Form 11-K of the ArcBest 401(k) and DC Retirement Plan.

/s/ BKD, LLP

Fort Smith, Arkansas
June 28, 2017